UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒      ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐         TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                   to

Commission file number 1-2360

A.            Full title of the plan and address of the plan, if different from that of the issuer named below:

IBM Personal Learning Accounts Plan

Director of Compensation and Benefits

IBM

North Castle Drive, M/D 147

Armonk, New York 10504

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

INTERNATIONAL BUSINESS MACHINES CORPORATION

New Orchard Road

Armonk, New York 10504

International Business Machines Corporation

Personal Learning Accounts Plan

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits At December 31, 2011 and 2010	2

Statement of Changes in Net Assets Available for Benefits For the year ended December 31, 2011	3

Notes to Financial Statements	4–7

Supplemental Schedules*

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	8

Schedule H, Line 4j - Schedule of Reportable Transactions	9

Exhibit

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

*       Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

IBM Personal Learning Accounts Plan

Date: June 28, 2012	By:	/s/ James J. Kavanaugh
James J. Kavanaugh
Vice President and Controller

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrators of the

IBM Personal Learning Accounts Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the IBM Personal Learning Accounts Plan (the “Plan”) at December 31, 2011, and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of assets (held at end of year) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 1, management of International Business Machines Corporation, the Plan’s sponsor, voted on November 11, 2011 to terminate the Plan.  In accordance with accounting principles generally accepted in the United States of America, the Plan has changed its basis of accounting from the ongoing plan basis used in presenting the 2010 financial statements to the liquidation basis used in presenting the 2011 financial statements.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

New York, NY

June 28, 2012

International Business Machines Corporation

Personal Learning Accounts Plan

Statements of Net Assets Available for Benefits

At December 31, 2011 and 2010 (dollars in thousands)

	2011	2010
	(Liquidation	(Ongoing
	Basis)	Plan Basis)
Assets
Investment, at fair value
Goldman Sachs Financial Square Government Fund	$1,765	$1,589

Net assets available for benefits	$1,765	$1,589

The accompanying notes are an integral part of these financial statements.

International Business Machines Corporation

Personal Learning Accounts Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2011 (dollars in thousands)

2011
(Liquidation
(Basis)
Additions in net assets attributable to:
Interest income from investments	$0

Contributions
Employee	878
Employer (Note 1)	204
Total contributions	1,082

Total additions	1,082

Deductions from net assets attributable to:
Benefits paid to participants	613
Participant withdrawals	293
Plan expenses (Note 2)	0
Total deductions	906

Net increase in net assets available for benefits	176

Net assets available for benefits
Beginning of year	1,589

End of year	$1,765

The accompanying notes are an integral part of these financial statements.

International Business Machines Corporation

Personal Learning Accounts Plan

Notes to Financial Statements

December 31, 2011

1.              Description of the Plan

The following description of the IBM Personal Learning Accounts Plan (PLAP or the “Plan”) provides only general information.  Participants should refer to the Plan prospectus for a complete description of the Plan’s provisions.

General

The Plan was established effective July 1, 2008 and Plan assets are held in trust for the benefit of its participants.  The Plan provides U.S. IBM employees, with a length of service greater than 5 years, an opportunity to establish and fund a specialized account to pay for eligible education expenses. At December 31, 2011 and 2010, the number of participants with an account balance in the Plan was 1,671 and 1,776, respectively.

On November 11, 2011, IBM Management made the decision to terminate the Plan effective December 15, 2011.  In conjunction with the termination, effective December 1, 2011 no new participants were allowed to enter the Plan and effective December 15, 2001 contributions were frozen.  In addition, on February 29, 2012 participants were paid out any remaining balances in their account ( the “Participant Contributions Account”).

The Plan is a “welfare benefit plan” subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).  The Plan is administered in accordance with fiduciary, claim and appeal, and certain other applicable provisions of ERISA.

Administration

The Plan is administered by a Committee, which appointed certain officials of IBM to assist in administering the Plan (the “Plan Administrator”).  Budco, The Dialog Company (herein called “Budco”) provides record keeping services including tracking of the IBM matching contribution liability, creation and maintenance of a participant Web site and customer service support.  Budco also provides direction to Comerica, the Plan trustee.

Contributions

Prior to December 15, 2011, the Plan allowed participants to contribute (on an after-tax basis) up to $1,000 annually ($500 in inception year).  IBM would match 50% of a participant’s contribution, up to $500 annually ($250 in inception year) at the time eligible educational expenses are reimbursed (the “IBM Match”).  No special fund has been established for purposes of paying benefits attributable to the IBM Match.

Employee contributions into the Plan are deposited in a trust and invested in a Goldman Sachs fund (presently the Goldman Sachs Financial Square Government Fund).

Participant Accounts

The Plan record keeper maintains a Participant Contributions Account in the name of each participant to which  each participant’s contributions and share of net earnings and expenses, if any, are recorded.  The Plan record keeper also maintains a notional recordkeeping account in the name of each participant to which the available IBM Match with earnings is recorded (the “IBM Match Account”).  Participants may use amounts accumulated in their Plan accounts to pay for eligible education expenses.

Vesting (dollars in thousands)

Participants are 100% vested in their contributions and earnings thereon.  Since payroll deductions will occur on an after-tax basis, participants must be allowed to withdraw the value of their own contributions (including the earnings thereon) at any time; however, to do so, the participant must agree to forfeit the corresponding IBM Match and associated earnings, specifically, 50% of the withdrawal amount. Participant withdrawals during 2011 were $293.

International Business Machines Corporation

Personal Learning Accounts Plan

Notes to Financial Statements

December 31, 2011

Reimbursement (dollars in thousands)

Participants who have submitted appropriate documentation for an eligible educational expense will be reimbursed up to the full value of their contributions (and earnings), plus a portion of the value of the IBM Match (with earnings).  Reimbursements will be made two-thirds (2/3) from the Participant Contributions Account and one-third (1/3) from the IBM Match Account.  The value of the IBM Match Account will always be 50% of the value of the Participant Contributions Account.  Reimbursements to participants for eligible educational expenses during 2011 were $613.

Payment of Benefits

Distributions are recorded when paid.  Benefit claims that have been processed and approved for payment prior to December 31, but have not yet been distributed as of that date, are shown as a liability on Form 5500, filed with the Department of Labor (See Note 5).

Risk and Uncertainties

The Plan invests in a short term investment money market fund which is exposed to various risks, such as interest and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

2.              Summary of Significant Accounting Policies

Basis of Accounting

In accordance with accounting principles generally accepted in the United States of America, the Plan has changed its basis of accounting from the ongoing plan basis used in presenting the 2010 financial statements to the liquidation basis used in presenting the 2011 financial statements due to the Plan termination noted above.

Fair Value Measurement

The Plan’s investments are stated at fair value, which is the price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date (an exit price).  Under fair value measurement guidance, the Plan is required to classify certain assets and liabilities based on the fair value hierarchy.  The framework establishes a three-level fair value hierarchy based on the nature of the information used to measure fair value.  These levels are accounting terms that refer to different methods of valuing assets and do not represent relative risk or credit quality of an investment.  The levels of assets are as follows:

• Level 1 — Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities;

• Level 2 — Quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly; and

• Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Assets are classified within the fair value hierarchy according to the lowest level input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

International Business Machines Corporation

Personal Learning Accounts Plan

Notes to Financial Statements

December 31, 2011

The Goldman Sachs Financial Square Government fund is valued at the net asset value per share using available inputs to measure fair value as of the valuation date.

Security Transactions and Related Investment Income and Expenses

Security transactions are recorded on a trade date basis and interest income is recorded on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosures at the date of the financial statements.  Actual results could differ from these estimates.

Administrative Expenses and Investment Management Fees

IBM pays the costs of administering the Plan.  However, the Plan Administrator has the right to impose reasonable administrative fees on participants to defray the administrative cost of the Plan, which shall in no event exceed the actual administrative costs of the plan.

Standards Implemented

In January 2010, the FASB issued additional disclosure requirements for fair value measurements. According to the guidance, the fair value hierarchy disclosures are to be disaggregated by class of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the Statements of Net Assets Available for Benefits. In addition, significant transfers between levels of the fair value hierarchy are required to be disclosed. The guidance also requires more detailed disclosures of the changes in Level 3 assets. These additional requirements became effective for the year ended December 31, 2010 and did not have an impact on the Plan’s Financial Statements as this guidance relates only to additional disclosures.

3.              Federal Income Tax Status

The Trust established under the plan is qualified under Section 501(c) of the Internal Revenue Code.  The trust received a favorable determination letter from the IRS on September 8, 2010.  Therefore, no provision for federal income taxes has been made based on the ruling.

4.              Investment

Fair Value Measurements

The following tables present by level, within the fair value hierarchy, the fair value of the Plan’s investment at December 31, 2011 and 2010:

International Business Machines Corporation

Personal Learning Accounts Plan

Notes to Financial Statements

December 31, 2011

December 31, 2011 (dollars in thousands)	Total	Level 1	Level 2	Level 3
Goldman Sachs Financial Square Government Fund	$1,765		$1,765	$—
	$1,765	$—	$1,765	$—

December 31, 2010 (dollars in thousands)	Total	Level 1	Level 2	Level 3
Goldman Sachs Financial Square Government Fund	$1,589		$1,589	$—
	$1,589	$—	$1,589	$—

Investment - Five Percent or More of Plan Assets

The Plan’s investment represented 5 percent or more of the Plan’s net assets available for benefits at December 31, 2011 and 2010 as follows (dollars in thousands):

	2011	2010

Goldman Sachs Financial Square Government Fund	$1,765	$1,589

5.              Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2011 and 2010, to the Form 5500 for the same periods (dollars in thousands):

	2011	2010
Net assets available for benefits per the financial statements	$1,765	$1,589
Benefits payable	63	27
Net assets available for benefits per the Form 5500	$1,702	$1,562

The following is a reconciliation of benefits paid per the financial statements for the year ended December 31, 2011, to the Form 5500 for the same period (dollars in thousands):

Benefits paid per the financial statements	$906
Less: Benefits payable at December 31, 2010	(27)
Plus: Benefits payable at December 31, 2011	63
Benefits paid per the Form 5500	$942

International Business Machines Corporation

Personal Learning Accounts Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2011 (dollars in thousands)

		(c) Description of Investment,
		including maturity date,
	(b) Identity of issue, borrower,	rate of interest, collateral,		(e) Current
(a)	lessor or similar party	par, or maturity value	(d) Cost	value

	Goldman Sachs	Registered investment company	$1,765	$1,765
	Financial Square Government Fund		$1,765	$1,765

International Business Machines Corporation

Personal Learning Accounts Plan

Schedule H, Line 4j — Schedule of Reportable Transactions

Year ended December 31, 2011 (dollars in thousands)

Single Transactions in same security

					(f) Expense		(h) Current Value
(a) identity of		(c) Purchase	(d) Selling	(e) Lease	Incurred with	(g) Cost of	of assets on	(i) Net Gain
party involved	(b) Description of asset	Price	Price	Rental	Transaction	Asset	Transaction Date	(Loss)
Comerica	Goldman Sachs Financial Square Government Fund		$84			$84	$84
Comerica	Goldman Sachs Financial Square Government Fund		150			150	150

Series of Transactions in same security

Identity of		(a) Number	(b) Number	(c)Value of	(d) Total	(e) Net
party involved	Description of asset	of purchases	of sales	Purchases	Value of Sales	Gain (Loss)
Comerica	Goldman Sachs Financial Square Government Fund	35	26	$878	$702	$—